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EXHIBIT 12

PEPSIAMERICAS, INC.
STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years
	2005	2004	2003	2002	2001
Earnings:
Income before income taxes and equity in net earnings (loss) of nonconsolidated companies	$298.6	$282.4	$240.5	$220.6	$174.2
Fixed charges	104.8	73.4	84.4	83.4	99.8

Earnings as adjusted	$403.4	$355.8	$324.9	$304.0	$274.0

Fixed Charges:
Interest expense	$93.4	$65.1	$77.5	$77.1	$92.6
Portion of rents representative of interest factor	11.4	8.3	6.9	6.3	7.2

Total fixed charges	$104.8	$73.4	$84.4	$83.4	$99.8

Ratio of Earnings to Fixed Charges	3.8x	4.8x	3.8x	3.6x	2.7x

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PEPSIAMERICAS, INC. STATEMENT OF CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)